Exhibit 16.1
Christianson & Associates, PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
April 19, 2007
Securities Exchange Commission
RE: Western Dubuque Biodiesel, LLC
To Whom It May Concern:
Christianson & Associates, PLLP, was engaged to perform the audit of the financial statements of Western Dubuque Biodiesel, LLC for the period from November 14, 2005, to February 28, 2006. We issued an unqualified opinion on the financial statements in our report dated March 14, 2006. We have not been engaged to perform any other audit services.
We have reviewed the exhibit to Western Dubuque Biodiesel, LLC’s Form 10-SB below and agree with this disclosure.
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
     Christianson & Associates, PLLP, Certified Public Accountants (“Christianson”), was the company’s independent auditor since the company’s inception until February 8, 2006. Christianson’s reports on the company’s financial statements have not contained an adverse opinion, disclaimer of opinion or modification. The decision to change auditors and dismiss Christianson was approved by the company’s board of directors. There were no disagreements with Christianson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountant’s satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. A copy of this disclosure has been provided to Christianson and we have not received a response disagreeing with the terms of this disclosure. Eide Bailey, LLP, Certified Public Accountants, has been the company’s independent registered public accounting firm since February 8, 2007.
Respectfully,
/s/ Christianson & Associates, PLLP
Christianson & Associates, PLLP